Exhibit 99.16

Pacific Therapeutics Ltd.
MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Pacific Therapeutics Ltd. (the “Issuer”)
605-815 Hornby Street
Vancouver, BC V6Z 2E6

Item 2:	Date of Material Change

April 18, 2016

Item 3:	News Release

A news release was issued and disseminated through the facilities of Stockwatch on April 18, 2016 and filed on SEDAR (www.sedar.com). A copy of the news release is attached as Schedule “A” hereto.

Item 4:	Summary of Material Change

The Issuer entered into an arrangement agreement with its wholly-owned subsidiary Cabbay Holdings Corp. on April 18, 2016.

Item 5:	Full Description of Material Change

See attached news release at Schedule "A" to this report.

Item 6:	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this report:

Robert Horsley
Chief Executive Officer & Director

Item 9:	Date of Report

April 19, 2016

SCHEDULE "A"

Pacific Therapeutics’ Entry into Arrangement Agreement with Cabbay Holdings Corp. and Annual General & Special Meeting for Approval of the Arrangement

VANCOUVER, BC, Canada – April 18, 2016 - Pacific Therapeutics Ltd. (the “Company”) (CSE: PT, OTCBB: PCFTF) is pleased to announce that it has entered into an arrangement agreement dated April 18, 2016 in order to effect the plan of arrangement between the Company and Cabbay Holdings Corp. under the Business Corporations Act (British Columbia) (the “Arrangement”).

Details of the Arrangement are available on the Company’s SEDAR profile at www.sedar.com and further details will be provided in an information circular and will be voted upon by the shareholders at the upcoming annual general and special meeting of the shareholders of the Company, scheduled on May 20, 2016, for all shareholders of record as of March 22, 2016 (the “Meeting”). Notice of the Meeting was previously provided and is posted on the Company’s SEDAR profile at www.sedar.com.

About Pacific Therapeutics Ltd.

Pacific Therapeutics Ltd. is an early stage Vancouver-based pharmaceutical company focused on developing an herbal supplement, BP120, which is aimed at the treatment of immune deficiency and hypertension.

For further information, please contact:
Robert Horsley, CEO & Director
rnpshorsley@gmail.com
(604) 559-8051

FORWARD LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking information or statements (collectively, “forward-looking statements”), including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This press release contains forward looking statements. These forward -looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

Some of these uncertainties include the risk that the Arrangement may not be completed if for instance the requisite approval for the same is not obtained.

Readers should not place undue reliance on the Company’s forward-looking statements, as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward -looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that such forward-looking statements will materialize. Factors that could cause actual results to differ materially from those in forward looking statements include, the timing and receipt of government and regulatory approvals, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process, and continued availability of capital and financing and general economic, market or business conditions, and fees charged by service providers. The forward-looking statements included in this news release are made as of the date hereof and the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities laws.